

Mail Stop 3720

April 7, 2009

Joseph J. Euteneuer
Executive Vice President and Chief Financial Officer
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

> **Re:    Qwest Communications International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 13, 2009**
> **File No. 1-15577**

Dear Mr. Euteneuer:

    We have reviewed your supplemental response letter dated March 26, 2009 as well as your filing and have the following comments.  As noted in our comment letter dated March 13, 2009, we have limited our review to only the issues addressed in our comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 3

Business Trends, page 30

1.  We note your response to prior comment 1.  It appears to us that you use subscribers as one of the variables in your internal metrics and use these metrics to evaluate your business trends in the broadband market.  If true, please disclose the percentage of your subscribers as compared to the total subscribers in your broadband market.  We note that a "significant portion of consumers already have a broadband connection."  Based on this disclosure, please disclose how you plan to penetrate a saturated broadband market and continue maintain the 2008 growth rate in 2009.

Near-Term View, page 51

2.  We note your response to prior comment 2.  Please expand your discussion to incorporate your response.

3. We note your response to prior comment 3.  Please expand your discussion to incorporate your response.  Include in your discussion why "the vast majority of [y]our capital expenditures have some level of discretion."  You state in your response that your planned capital expenditures are necessary to meet your maintenance and core growth requirements.  In addition, we note your disclosure on page 31 that increasing your available connection speeds is important to "meet customer demand" and "competitively important."

Long-Term View, page 52

4. We note your response to prior comment 4.  Please expand to reconcile your discussions here to your disclosure on page 57 that state your "ability to raise additional capital under acceptable terms and conditions may be impaired."

\* \* \* \*

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response.  You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,


Larry Spirgel
Assistant Director